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                                                                       Exhibit 7

                 Joint Press Release, dated December 21, 1998.

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              [LETTERHEAD OF ROHM AND HAAS COMPANY APPEARS HERE]


                      ROHM AND HAAS TO ACQUIRE LEARONAL;
                   WILL BE COMBINED WITH SHIPLEY OPERATIONS

Philadelphia, PA, December 21, 1998: Rohm and Haas Company (NYSE: ROH) and LeaRonal, Inc. (NYSE: LRI) of Freeport, New York, announced today they have signed a definitive merger agreement for Rohm and Haas to acquire all of the outstanding shares of LeaRonal, a maker of specialty chemicals for the electronics industry, for $34 per share. The value of the transaction is approximately $460 million. LeaRonal will be combined with Shipley Company, the cornerstone of Rohm and Haas's $400 million Electronic Materials business group.

LeaRonal, which reported $242 million in fiscal 1998 sales, is a rapidly growing firm that develops and makes specialty chemical processes for the manufacture of printed circuit boards, semiconductor packaging and for electronic connector plating. LeaRonal also provides processes for metal-finishing applications.

Under the merger agreement, Rohm and Haas soon will commence a cash tender offer for all the outstanding common shares of LeaRonal. Following the consummation of the tender offer, Rohm and Haas will acquire through a merger all shares not purchased in the tender offer at the same price.

"This is an excellent opportunity for LeaRonal because it will accelerate the growth of our patented technologies into new markets around the world," said Ronald Ostrow, President and CEO of LeaRonal. Added Rajiv L. Gupta, Vice Chairman elect of Rohm and Haas and leader of the Electronic Materials business group, "This is a wonderful marriage of complementary technologies, geographic presence and cultures that share a strong entrepreneurial spirit. We are fortunate LeaRonal wants to join forces with us, for they are our partner of choice." Gupta continued, "We look forward to having LeaRonal and Shipley management working side by side to create a new organization that will bring cutting-edge technology and products to the electronics market faster and more efficiently."

The boards of directors of both firms have approved the transaction. In addition, holders
                                   --more--
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of approximately 30 percent of outstanding LeaRonal shares have agreed to tender their shares and have granted Rohm and Haas an option to purchase those shares.

The tender offer is contingent upon at least two-thirds of LeaRonal fully-diluted shares being tendered and receipt of normal regulatory approvals. The offer will expire 20 business days after it is begun, unless extended or withdrawn.

                                     # # #

Contacts:   Laura L. Hadden                  Mr. Ronald F. Ostrow
            Rohm and Haas Company            President and CEO, LeaRonal, Inc.
            215-592-3054                     516-868-8800 x202
            or Laura_L_Hadden@rohmhaas.com

Editor's Notes: Rohm and Haas is a Fortune 400 specialty chemical company with nearly $4 billion in annual sales. The company's specialty products are found in many of the items that improve the quality of life, including decorative and industrial paints, semiconductors, shampoos and other personal care products, and water purification systems. Shipley Company is the cornerstone of Rohm and Haas's Electronic Materials division, which reported sales of $400 million in 1997. This business, which became wholly owned by Rohm and Haas in 1992, has reported revenue growth at approximately 11 percent per year during the past five years.

For more than 40 years, LeaRonal, Inc. has been a leader in the development and marketing of specialty chemical additives used by the worldwide electronics and metal finishing industries. The company has developed a number of patented precious metal electoplating processes that are used in the production of semiconductors, printed circuit boards and electrical contacts used in guidance systems, telecommunications equipment, computers, consumer appliances, electronic games, and so on. This technology also is used to make decorative items including watches, spectacle frames and jewelry. The company reported $242 million in sales for its fiscal year 1998, which ended on February 28, 1998. During the past five years, LeaRonal has reported average annual sales increases of 12 percent per year, and earnings increases of 19 percent per year.

This press release contains statements that are forward looking, and that are subject to certain risks and uncertainties. Actual results may vary because of changing economic conditions in key geographic or product markets, fluctuating currency exchange rates, acquisitions or divestitures, customer demand, product mix, competitive products and pricing, technological innovation, litigation and other factors. Details can be found in Rohm and Haas's March 27, 1998, 10-K filing and LeaRonal's October 15, 1998, 10-Q filing with the Securities and Exchange Commission.

This press release is neither an offer to purchase, nor a solicitation of an offer to sell securities. The tender offer will be made only through an offer to purchase and related letter of transmittal, which will be distributed to LeaRonal shareholders.
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        Contacts:  For D.F. King & Company, Inc.
                   Robert Fraina: (212) 493-6941

                   For Deutsche Bank Securities
                   Naushad Madon: (212) 469-5764

                   For Rohm and Haas
                   Eric Norris: (215) 592-2664